Filed Pursuant to Rule 253(g)(2)
File No. 024-12110

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 14 DATED OCTOBER 6, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated December 30, 2022, as previously supplemented, and filed by us with the Securities and Exchange Commission on January 4, 2023 (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose as an appendix the information contained in the Company’s Semi-Annual Report on Form 1-SA for the Semiannual Period ended June 30, 2023.

The following information is included as an appendix to the Offering Circular:

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 59 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced February 27, 2016. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Balanced eREIT, LLC (the “Target eREIT”), with the Company as the surviving entity. In connection with the Merger, we issued to the shareholders of the Target eREIT our common shares based on an agreed upon exchange ratio (“Exchange Ratio”). For more information about the Merger, please see the relevant offering circular filed on September 1, 2022, here (starting on page 1).

As a limited liability company, we have elected to be taxed as a C corporation. Substantially commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 27 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023 and December 31, 2022, we have raised total gross offering proceeds of approximately $254.6 million and $250.3 million, respectively, from settled subscriptions (including $200,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $9.9 million and $8.1 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19,742,000 and 19,507,000, respectively, of our common shares. Assuming the settlement for all subscriptions received, approximately $12.9 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2023.

In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on the Exchange Ratio. The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For additional information, see the relevant offering circular, which may be accessed here.

On January 4, 2023, the Company qualified approximately $15.4 million of additional common shares for sale pursuant to Regulation A.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until September 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares is subject to adjustment every fiscal quarter (or as soon as commercially reasonable) and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share since December 31, 2021, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$19.55	Form 1-U
March 31, 2022	$20.32	Form 1-U
June 30, 2022	$20.75	Form 1-U
September 1, 2022(1)	$21.10	Form 1-U
December 31, 2022	$17.89	Form 1-U
March 31, 2023	$18.03	Form 1-U
June 30, 2023	$17.72	Form 1-U

(1)	In connection with the Merger, the Manager adjusted NAV per share on September 1, 2022, effective as of such date.

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Below are the declared daily distributions for shareholders as of the close of business on each day since January 1, 2022 and for the periods shown below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2022 – 01/31/2022	$0.0013698630		12/29/2021	04/12/2022		5.00%	Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022		5.00%	Form 1-U
03/01/2022 – 03/31/2022	$0.0016438356		02/25/2022	04/12/2022		6.00%	Form 1-U
04/01/2022 – 04/30/2022	$0.0015068493		03/30/2022	07/12/2022		5.50%	Form 1-U
05/01/2022 – 05/31/2022	$0.0013698630		04/27/2022	07/12/2022		5.00%	Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022		5.00%	Form 1-U
07/01/2022 – 07/31/2022	$0.0013698630		06/28/2022	10/12/2022		5.00%	Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/12/2022		4.50%	Form 1-U
09/01/2022 – 10/01/2022	$0.0012328767		08/29/2022	10/12/2022		4.50%	Form 1-U
10/02/2022 – 10/31/2022	$0.0012328767		10/01/2022	01/11/2023		4.50%	Form 1-U
11/01/2022 – 11/30/2022	$0.0012328767		10/28/2022	01/11/2023		4.50%	Form 1-U
12/01/2022 – 12/31/2022	$0.0012328767		11/29/2022	01/11/2023		4.50%	Form 1-U
12/31/2022 (3)	3.1881465200		12/29/2022	01/11/2023		(3)	Form 1-U
01/31/2023 – 01/31/2023	$0.0012328767		12/29/2022	04/11/2023		4.50%	Form 1-U
02/01/2023 – 02/28/2023	$0.0012328767		01/30/2023	04/11/2023		4.50%	Form 1-U
03/01/2023 – 03/31/2023	$0.0010958904		02/27/2023	04/11/2023		4.00%	Form 1-U
04/01/2023 – 04/30/2023	$0.0009589041		03/29/2023	07/12/2023		3.50%	Form 1-U
05/01/2023 - 05/31/2023	$0.0008219178		04/27/2023	7/12/2023		3.00%	Form 1-U
06/01/2023 - 06/30/2023	$0.0008219178		05/26/2023	7/12/2023		3.00%	Form 1-U
07/01/2023 - 07/31/2023	$0.0008219178		06/28/2023	10/21/2023		3.00%	Form 1-U
08/01/2023 – 08/31/2023	$0.0008219178		07/28/2023	10/21/2023		3.00%	Form 1-U
09/01/2023 – 10/01/2023	$0.0009589041		08/28/2023	10/21/2023		3.50%	Form 1-U
Weighted Average	$0.0064014079	(4)			23.37	%(5)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	On December 29, 2022, in order to comply with real estate investment trust distribution requirements as a result of gains recognized from equity method investees, the Manager of the Company declared a distribution of $3.1881465200 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The distribution was payable to shareholders of record as of the close of business on December 31, 2022 and the distribution was paid on January 11, 2023. As the Additional December 31, 2022 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2022 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield. For more information on the gains from equity method investees, see Note 3, Investments in Equity Method Investees.

(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through October 1, 2023.

(5)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2023 and December 31, 2022, approximately 5,076,000 and 4,264,000 common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental revenue on our investments in rental real estate properties and interest revenue on our real estate debt investments. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30 2023 and 2022, we had net income of approximately $184,000 and $19.0 million, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $4.6 million and $4.0 million, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to revenue from one additional rental real estate property acquired in connection with the Merger.

Interest Revenue

For the six months ended June 30, 2023 and 2022, we earned interest revenue of approximately $1.3 million and $446,000, respectively, from our investments. The increase in interest revenue is primarily attributable to the acquisition of one real estate debt investment in connection with the Merger.

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $820,000 and $360,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the second half of 2022, as well as operations of one additional rental real estate property, acquired in the Merger, recognizing other revenue such as amenity fee revenue, late rent fees, parking, and lease termination fees.

Expenses

Property Operating and Maintenance

For the six months ended June 30, 2023 and 2022, we incurred property operating and maintenance expense of approximately $2.4 million and $2.6 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs.

Investment Management Fees – Related Party

For the six months ended both June 30, 2023 and 2022, we incurred investment management fees of approximately $1.1 million. The period over period investment management fees remained consistent since each quarter's investment management fee is calculated as a percentage of net asset value for such quarter, and the net asset values remained relatively flat over the periods presented.

Depreciation and Amortization

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expense of approximately $1.2 million and $1.0 million, respectively. The increase in depreciation and amortization expense is due to the acquisition of one rental real estate property in connection with the Merger.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2023 and 2022, we recognized equity in earnings of approximately $378,000 and $20.7 million from our equity method investees, respectively. The decrease in equity in earnings is primarily due to the gain recognized from the disposition of one equity method investment in the six months ended June 30, 2022. During the six months ended June 30, 2022, a $19.5 million gain was recognized from the disposition of the RSE REM Controlled Subsidiary (“Grand Reserve at Pavilions” described throughout the consolidated financial statements). Comparatively, during the six months ended June 30, 2023, there were no investment dispositions and equity in earnings was comprised of our share of routine net income from underlying investments. For more information, see Note 3, Investments in Equity Method Investees.

Interest Expense

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $2.0 million and $716,000, respectively. The increase in interest expense is due to increased interest rates on two mortgage payables which were refinanced in May 2022 and June 2022 and one mortgage payable assumed as part of the acquisition of one rental real estate property in connection with the Merger.

Increase in Fair Value of Derivative Financial Instruments

For the six months ended June 30, 2023 and 2022, we recognized an increase in the fair value of our derivative financial instruments of approximately $210,000 and $37,000, respectively. The derivative financial instruments are related to the interest rate cap contracts acquired in connection with our mortgage payables associated with our three rental real estate properties. These instruments were acquired during 2022, two in connection with refinanced mortgage loans and one in connection with the Merger. The increase in the fair value of our derivative financial instruments in the current year are a result of increased interest rates in the capital markets.

Our Investments

As of June 30, 2023, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Purchase Price	Projected Hold Period	Overview (Form 1-U)
AP98 Controlled Subsidiary	Conroe, TX	Single Family Rental	197,000	12/15/2020	$31,750,000	7 – 10 years	Initial	Update
West Kernan Controlled Subsidiary	Jacksonville, FL	Multifamily	267,000	04/08/2021	$66,250,000	10 years	Initial	Update
A93 Controlled Subsidiary (1)	Capital Heights, MD	Industrial	20,000	09/01/2022	$9,600,000	5 years	Initial	Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively, and projected hold periods presented are as of the initial date of acquisition.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Total Commitment (4)	LTC (5)	Overview (Form 1-U)
Traditions Mezzanine Loan (1)	Grand Prairie, TX	Multifamily	09/01/2022	12.5%	11/13/2023	$13,157,000	80.7%	Initial Update Update

(1)

This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger. The date of acquisition herein represents the date of the Merger; however, the projected loan-to-cost (“LTC”) presented is as of the asset’s initial date of acquisition, November 13, 2020.

On May 26, 2023, the Traditions Mezzanine Loan was paid off in full, including principal and accrued interest, and is no longer outstanding.

(2)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(3)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(4)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.

(5)	LTC ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the initial acquisition date, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
RSE Peak Controlled Subsidiary	Richland, WA	Multifamily	09/19/2016	$8,460,000		Initial	Update
RSE REM Controlled Subsidiary(2)	Charlotte, NC	Multifamily	04/28/2017	$8,506,500		Initial	Update
RSE Aspect Promenade Controlled Subsidiary(3)	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000		Initial	Update
RSE Aspect Promenade Controlled Subsidiary(3)	Hollywood, FL	Multifamily	07/18/2018	$12,316,489		Initial	Update
RSE Aspect Promenade Controlled Subsidiary(4)	Raleigh, NC	Multifamily	03/29/2019		(5)	N/A	N/A
RSE Amira Controlled Subsidiary	Tampa, FL	Multifamily	07/18/2019	$18,117,000		Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$6,000,000		Initial	Update
Lexington Controlled Subsidiary	Lithonia, GA	Multifamily	02/26/2021	$13,591,000		Initial	N/A
Trellis Controlled Subsidiary	Marietta, GA	Multifamily	04/02/2021	$12,513,000		Initial	N/A
Quail Valley Controlled Subsidiary (5)	Charlotte, NC	Multifamily	09/01/2022	$13,891,000		Initial	N/A
Chase Heritage Controlled Subsidiary (5)	Sterling, VA	Multifamily	09/01/2022	$22,827,000		Initial	N/A
Alon Controlled Subsidiary (5)	San Antonio, TX	Multifamily	09/01/2022	$6,516,000		Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On June 21, 2022, the RSE REM Controlled Subsidiary (EMIF-Fundrise JV LP) sold the Ascend at 1801 Property for a sales price of approximately $103 million. See Note 3, Investments in Equity Method Investees for further information regarding this disposition.

(3)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary (Aspect Promenade JV LP) sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $22.8 million. The Aspect Promenade JV LP continues to own and operate the Sterling Town Center property located in Raleigh, NC. See Note 3, Investments in Equity Method Investees for further information regarding these dispositions.

(4)	An affiliated entity became a member of the Aspect Promenade JV LP on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the Aspect Promenade JV LP decreased to 44.1% and the Aspect Promenade JV LP has invested in a total of three properties, disclosed in the table above.

(5)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

The Company has also previously invested in real estate through common stock of publicly traded REIT securities. See Note 10, Fair Value of Financial Instruments, for further information regarding our investments in publicly traded REIT securities.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2023, we had deployed approximately $211.4 million in net capital for fourteen investments and had approximately $30.6 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding unsecured Company level debt as of September 21, 2023 and June 30, 2023. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside.  It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy.  Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history).  However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description
Share Purchase Price Update	07/01/2023	As of July 1, 2023, the per share purchase price of our common shares is $17.72 due to a change in our NAV per common share. More information can be found here.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023, our Manager declared a daily distribution of $0.0008219178 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0009589041 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Status of our Offering	09/21/2023	As of September 21, 2023, we had raised total gross offering proceeds of approximately $255.3 million from settled subscriptions (including the $200,000 received in the private placements to our Sponsor and Fundrise, L.P., and the approximately $9.6 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19,783,000 of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

Fundrise Equity REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$30,641	$77,601
Restricted cash	2,209	2,015
Other assets, net	651	386
Intangible lease assets, net	521	544
Derivative financial instruments	1,614	1,404
Real estate debt investments	8,729	23,929
Investments in equity method investees	104,294	106,717
Investments in rental real estate properties, net	103,339	104,515
Total Assets	$251,998	$317,111

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,772	$1,851
Due to related party	574	729
Settling subscriptions	47	-
Distributions payable	1,593	52,375
Redemptions payable	6,379	7,824
Rental security deposits and other liabilities	434	449
Mortgages payable, net	59,563	59,529
Total Liabilities	70,362	122,757

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 19,741,651 and 19,506,920 shares issued and 14,665,542 and 15,243,372 shares outstanding as of June 30, 2023, and December 31, 2022, respectively	177,676	187,978
Retained earnings	3,960	6,376
Total Members’ Equity	181,636	194,354
Total Liabilities and Members’ Equity	$251,998	$317,111

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Rental revenue	$4,560	$3,979
Interest revenue	1,264	446
Other revenue	820	360
Total revenue	6,644	4,785

Expenses
Property operating and maintenance	2,373	2,634
Investment management fees – related party	1,146	1,139
Depreciation and amortization	1,188	1,042
General and administrative expenses	354	315
Total expenses	5,061	5,130

Other income (expense)
Equity in earnings	378	20,727
Interest expense	(1,987)	(716)
Loss on equity securities	-	(659)
Increase in fair value of derivative financial instruments	210	37
Total other income (expense)	(1,399)	19,389

Net income	$184	$19,044

Net income per basic and diluted common share	$0.01	$1.41

Weighted average number of common shares outstanding, basic and diluted	15,151,464	13,519,003

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Equity REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2022*	15,243,372	$187,978	$6,376	$194,354
Proceeds from issuance of common shares	234,875	4,215	-	4,215
Amortization of deferred offering costs	-	(39)	-	(39)
Distributions declared on common shares	-	-	(2,600)	(2,600)
Redemptions of common shares	(812,705)	(14,478)	-	(14,478)
Net income	-	-	184	184
June 30, 2023 (unaudited)	14,665,542	$177,676	$3,960	$181,636

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2021*	13,323,608	$146,349	$6,037	$152,386
Proceeds from issuance of common shares	531,322	10,396	-	10,396
Amortization of deferred offering costs	-	(67)	-	(67)
Distributions declared on common shares	-	-	(3,528)	(3,528)
Redemptions of common shares	(434,925)	(8,630)	-	(8,630)
Net income	-	-	19,044	19,044
June 30, 2022 (unaudited)	13,420,005	$148,048	$21,553	$169,601

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net income	$184	$19,044
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings	(378)	(20,727)
Return on investment from equity method investees	1,548	1,331
Depreciation and amortization	1,188	1,042
Amortization of debt issuance costs	35	109
Bad debt expense	7	39
Interest revenue received in kind, net of payments	(1,030)	(212)
Increase in fair value of derivative financial instruments	(210)	(37)
Gain (loss) on equity securities	-	659
Changes in assets and liabilities:
Net (increase) decrease in other assets	(271)	(341)
Net increase (decrease) in accounts payable and accrued expenses	(47)	685
Net increase (decrease) in due to related party	(155)	51
Net increase (decrease) in rental security deposits and other liabilities	(14)	(13)
Net cash provided by (used in) operating activities	857	1,630
INVESTING ACTIVITIES:
Repayment of real estate debt investments	16,230	-
Investment in equity method investees	(1,206)	(3,723)
Repayment of equity method investees	-	24,727
Return of investment from equity method investees	2,459	2,021
Improvements of rental real estate properties	(36)	(229)
Sale of equity securities	-	4,272
Issuance of real estate deposits	-	(151)
Release of real estate deposits	-	151
Investment in derivative financial instruments	-	(447)
Net cash provided by (used in) investing activities	17,447	26,621
FINANCING ACTIVITIES:
Proceeds from mortgages payable	-	4,412
Repayments of mortgages payable	-	(2,430)
Payment of debt issuance costs	-	(690)
Proceeds from issuance of common shares	4,213	10,337
Redemptions paid	(15,923)	(7,237)
Proceeds from settling subscriptions	47	-
Distributions paid	(53,380)	(3,410)
Offering costs paid	(27)	(46)
Net cash provided by (used in) financing activities	(65,070)	936

Net increase in cash and cash equivalents and restricted cash	(46,766)	29,187
Cash and cash equivalents and restricted cash, beginning of period	79,616	18,813
Cash and cash equivalents and restricted cash, end of period	$32,850	$48,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$39	$67
Distributions reinvested in Fundrise Equity REIT, LLC through programs offered by Fundrise Advisors, LLC	$2	$-
Settlement of subscriptions	$-	$59
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – mortgages payable	$1,903	$607

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015 as a Delaware limited liability company and substantially commenced operations on February 27, 2016. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Equity REIT, LLC except where the context otherwise requires. Effective September 1, 2022, Fundrise Balanced eREIT, LLC (the “Target eREIT”), merged with and into Fundrise Equity REIT, LLC, with the Company as the surviving entity (the “Merger”).

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, REIT senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each investment in rental real estate properties is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On February 1, 2021, we formed a taxable REIT subsidiary (“TRS”) to facilitate the acquisition of real estate investments completed in 2021. As of June 30, 2023, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. However, each Offering is subject to qualification by the SEC. Most recently, the Company qualified approximately $15.4 million of additional common shares pursuant to Regulation A on January 4, 2023. The Manager has the authority to issue an unlimited number of common shares.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company had net common shares outstanding of approximately 14,666,000 and 15,243,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, and Fundrise L.P., an affiliate of the Sponsor. As of June 30, 2023 and December 31, 2022, the Sponsor owned 653 common shares, and Fundrise L.P. owned 20,505 common shares, respectively. As of June 30, 2023 and December 31, 2022, third parties had purchased approximately 570,000 and 483,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $9.9 million and $8.1 million, respectively. As of June 30, 2023 and December 31, 2022, the total amount of equity issued by the Company on a gross basis was approximately $254.6 million and $250.3 million, respectively, and the total amount of settling subscriptions was approximately $47,000 and $0, respectively. These amounts were based on a per share price of $18.03 and $21.10 as of June 30, 2023 and December 31, 2022, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2023 and 2022, approximately $2,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

All intercompany balances and transactions have been eliminated in consolidation.

Merger Transaction – Asset Acquisition – 2022

As a result of the Merger, the financial information being presented represents a continuation of the financial information of the acquired assets. The investments we acquire typically are not businesses as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. The guidance for business combinations states that a business is a set that has inputs, substantive processes, and outputs. However, if there is no substantive process acquired by the Company or substantially all of the fair value is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company has accounted for the Merger as an asset acquisition given no substantive processes were acquired. Acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis.

The following table details the relative fair value of the assets acquired and liabilities assumed in connection with the Merger (amounts in thousands):

Description	Asset Acquisition Allocation
Cash and cash equivalents	$770
Other assets	262
Derivative financial instruments	415
Intangible lease assets	571
Real estate debt investments	14,799
Investment in rental real estate properties	9,029
Investment in equity method investees	45,947
Accounts payable and accrued expenses	(113)
Due to related party	(384)
Redemptions payable	(4)
Distributions payable	(1)
Notes payable – related party	(15,000)
Mortgage payable	(4,560)
Issuance of common shares	$51,731

The Company acquired one investment in rental real estate properties in connection with the Merger. The purchase price was allocated to the following assets on a relative fair value basis (amounts in thousands):

As of September 1, 2022
Land	$3,684
Building	3,851
Building improvements	1,494
Intangible lease assets	571
Total relative fair value	$9,600

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Cash equivalents consist of money market funds as of June 30, 2023, and December 31, 2022.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and June 30, 2022.

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2023 and December 31, 2022, approximately $1.6 million and $1.5 million, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity.

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $39,000 and $67,000, respectively. Approximately $15,000 and $3,000 were payable as of June 30, 2023 and December 31, 2022, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VIE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. As of June 30, 2023 and December 31, 2022, no investments in equity method investees were considered impaired and no impairment losses were recorded related to equity method investments.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent a return on investment and cumulative distributions received in excess of the cumulative equity in earnings represent a return of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of June 30, 2023 and December 31, 2022, no real estate debt investments had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these consolidated financial statements as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 55 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairment occurred.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. We have not designated any derivative financial instruments as cash flow hedges; therefore, these derivative financial instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate caps are recognized immediately through earnings and are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instruments”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. On February 1, 2021, we formed a TRS, Fundrise Equity REIT TRS, LLC (“Equity REIT TRS”), to facilitate the disposition of certain investments, which is discussed further in Note 3, Investments in Equity Method Investees. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2023 or 2022. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023 or December 31, 2022.

As of June 30, 2023, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of June 30, 2023, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2023	$222
2024	450
2025	461
2026	471
2027	482
Thereafter	913
Total	$2,999

For the six months ended June 30, 2023 and 2022, there were no tenants that accounted for greater than 10% of rental revenue. The majority of our rental revenue is recognized from short-term multifamily leases.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Other Income

Sales of investments in equity method investees are recognized when we have surrendered control. Once control has been surrendered, the recorded amounts of the transferred investment are derecognized, all proceeds received from the transfer are recognized, and any gain or loss on the transfer are recognized. Gains or losses from equity method investees are recorded within “Equity in earnings” in the consolidated financial statements.

Equity securities are recorded at fair value on the purchase date and are subsequently remeasured to fair value at each reporting period. Gain or loss on sale of investment in equity securities is recognized when the securities are sold, as determined on a specific identification basis. Gains or losses from equity securities are recorded within “Gain (loss) on equity securities” in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$106,717	$83,946
New investments in equity method investees (1)	1,206	51,431
Repayment of equity method investees (2)	-	(24,534)
Distributions from equity method investees(3)	(4,007)	(62,627)
Equity in earnings (losses) of equity method investees (2)(3)	378	58,501
Ending balance	$104,294	$106,717

(1)

During the year ended December 31, 2022, the Company acquired three equity method investments totaling approximately $45.9 million in connection with the Merger (see Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger) and contributed approximately $5.5 million in additional capital to existing investments.

(2)	On June 21, 2022, Grand Reserve at Pavilions (EMIF-Fundrise JV LP) sold the Ascend at 1801 Property for a sales price of approximately $103 million. Proceeds from the sale totaled approximately $64.9 million, net of repayment of $35.2 million of outstanding senior loans, and closing costs of approximately $3.2 million. Our distribution received from the sale totaled approximately $24.5 million. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $19.5 million during the six months ended June 30, 2022, which is recognized within equity in earnings.
(3)	On August 12, 2022, the Aspect Promenade JV LP sold The EnV Property for a sales price of approximately $110.0 million. Proceeds from the sale totaled approximately $70.6 million, net of repayment of approximately $37.6 million of outstanding senior loans and closing costs of approximately $2.2 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold The Aspect Property for a sales price of approximately $127.5 million. Proceeds from the sale totaled approximately $74.7 million, net of repayment of $50.7 million of outstanding senior loans, and closing costs of approximately $2.0 million. Our distribution received from the sale totaled approximately $22.8 million. The Aspect Promenade JV LP continues to own and operate Sterling Town Center.

As of June 30, 2023, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through the following wholly-owned asset: The Villas at Meadow Springs, an apartment complex located in Richland, WA.

(2)	Acquired in 2018, a 60.8% non-controlling member interest in Aspect Promenade JV LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL. On March 3, 2019, an existing bridge loan between Fundrise Midland Opportunistic REIT, LLC, a related party, and Aspect Promenade JV LP related to The Sterling Tower Center, an apartment complex, in Raleigh, NC, converted into additional ownership of the Aspect Promenade JV LP after receiving approval from HUD. This conversion diluted our member interest in the Aspect Promenade JV LP to 44.1%. On August 12, 2022, the Aspect Promenade JV LP sold The EnV Property and on September 14, 2022, the Aspect Promenade JV LP sold The Aspect Property. The Aspect Promenade JV LP continues to own and operate Sterling Town Center.

(3)	Acquired in 2019, a 60% non-controlling member interest in Amira JV LP, whose activities are carried out through the following wholly-owned asset: Westly Shores Property, a single stabilized garden-style multifamily project in Tampa, FL.

(4)	Acquired in 2019, a 13.03% non-controlling member interest in FR-ICG EVO Parent LLC, whose activities are carried out through the following wholly-owned asset: EVO property, a mid-rise multifamily property in Las Vegas, NV.

(5)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. We acquired an additional ownership interest of approximately $2.6 million in connection with the Merger. See Note 11, Related Party Arrangements for further information regarding National Lending.

(6)	Acquired in 2021, a 95% non-controlling member interest in FR-PC Lexington JV LLC, whose activities are carried out through the following wholly-owned asset: Lexington Property, a stabilized garden-style multifamily property in Lithonia, GA.

(7)	Acquired in 2021, a 90% non-controlling member interest in FR-MP Trellis JV LLC, whose activities are carried out through the following wholly-owned asset: Trellis Property, a stabilized garden-style multifamily property in Marietta, GA.

(8)	Acquired in 2022, in connection with the Merger (see Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger):

•	A 70% non-controlling member interest in FR-McDowell Quail JV LLC, whose activities are carried out through the following wholly-owned asset: Dwell at Carmel, a garden-style multifamily complex in Charlotte, NC.

•	An 85% non-controlling member interest in FR-MP Chase JV LLC, whose activities are carried out through the following wholly-owned asset: Chase Heritage, a garden-style multifamily complex in Sterling, VA.

•	A 32% non-controlling member interest in Alon JV LP, whose activities are carried out through the following wholly-owned asset: Alon at Castle Hills, a garden-style multifamily complex in San Antonio, TX.

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Peak I, LLC As of June 30, 2023	The Aspect Promenade JV LP As of June 30, 2023	Amira JV LP As of June 30, 2023
Real estate assets, net	$31,359	$49,297	$72,661
Other assets	896	6,584	5,154
Total assets	$32,255	$55,881	$77,815

Mortgage notes payable, net	$35,636	$34,400	$54,920
Other liabilities	454	476	1,017
Equity	(3,835)	21,005	21,878
Total liabilities and equity	$32,255	$55,881	$77,815
Company’s equity investment, net	$-	$4,817	$13,288

	FR-ICG EVO Parent LLC	FR-PC Lexington JV, LLC	FR-MP Trellis JV LLC	National Lending, LLC
Condensed balance sheet information (continued):	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023
Real estate assets, net	$89,927	$29,166	$35,060	$-
Other assets	1,086	1,066	1,016	68,637
Total assets	$91,013	$30,232	$36,076	$68,637

Mortgage notes payable, net	$71,095	$18,193	$22,100	$-
Other liabilities	586	620	232	3
Equity	19,332	11,419	13,744	68,634
Total liabilities and equity	$91,013	$30,232	$36,076	$68,637
Company’s equity investment, net	$2,452	$10,616	$12,371	$17,936

	FR- McDowell Quail JV, LLC	FR-MP Chase JV, LLC	Alon JV, LP
Condensed balance sheet information (continued):	As of June 30, 2023	As of June 30, 2023	As of June 30, 2023
Real estate assets, net	$39,147	$57,946	$34,698
Other assets	1,819	2,678	939
Total assets	$40,966	$60,624	$35,637

Mortgage notes payable, net	$28,366	$44,946	$22,565
Other liabilities	489	(1,444)	761
Equity	12,111	17,122	12,311
Total liabilities and equity	$40,966	$60,624	$35,637
Company’s equity investment, net	$13,859	$22,672	$6,283

	Fundrise Peak I, LLC		The Aspect Promenade JV LP	Amira JV LP
Condensed income statement information:	For the Six Months Ended June 30, 2023		For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2023
Total revenue	$2,733		$3,147	$5,086
Total expenses	2,403		2,599	4,419
Net income	$330		$548	$667
Company’s equity in net income of investee	$117	(1)	$242	$401

(1)	The Company’s equity in net income (loss) of investee is comprised of a $117,000 gain that is the result of distributions in excess of equity investment in the Fundrise Peak I, LLC entity.

Condensed income statement information (continued):	FR-ICG EVO Parent LLC For the Six Months Ended June 30, 2023	FR-PC Lexington JV, LLC For the Six Months Ended June 30, 2023	FR-MP Trellis JV LLC For the Six Months Ended June 30, 2023	National Lending, LLC For the Six Months Ended June 30, 2023
Total revenue	$4,461	$1,766	$1,640	$1,793
Total expenses	5,709	1,968	1,833	27
Net income (loss)	$(1,248)	$(202)	$(193)	$1,766
Company’s equity in net income (loss) of investee	$(163)	$(192)	$(173)	$461

Condensed income statement information (continued):	FR-McDowell Quail JV, LLC For the Six Months Ended June 30, 2023		FR-MP Chase JV, LLC For the Six Months Ended June 30, 2023		Alon JV, LP For the Six Months Ended June 30, 2023
Total revenue	$1,927		$2,687		$2,434
Total expenses	2,435		2,252		2,544
Net income (loss)	$(508)		$435		$(110)
Company’s equity in income (loss) of investee	$(449	)(1)	$224	(1)	$(90	)(1)
Company’s share of origination costs within equity	$-		$-		$-

(1)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of June 30, 2023.

As of December 31, 2022, and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Fundrise Peak I, LLC	EMIF- Fundrise JV LP	The Aspect Promenade JV LP	Amira JV LP
Condensed balance sheet information:	As of December 31, 2022	As of December 31, 2022(1)	As of December 31, 2022	As of December 31, 2022
Real estate assets, net	$31,849	$-	$49,823	$73,041
Other assets	758	-	3,551	5,666
Total assets	$32,607	$-	$53,374	$78,707

Mortgage notes payable, net	$35,379	$-	$34,745	$54,882
Other liabilities	1,077	-	421	600
Equity	(3,849)	-	18,208	23,225
Total liabilities and equity	$32,607	$-	$53,374	$78,707
Company’s equity investment, net	$-	$-	$5,210	$13,932

(1)	As of December 31, 2022, EMIF-Fundrise JV LP completed the sale of the Ascend at 1801 Property and we received our final cash flow distribution, hence the liquidation of the EMIF-Fundrise JV LP investment.

	FR-ICG EVO Parent LLC	FR-PC Lexington JV, LLC	FR-MP Trellis JV LLC	National Lending, LLC
Condensed balance sheet information (continued):	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022
Real estate assets, net	$92,496	$29,633	$34,840	$-
Other assets	1,508	612	804	66,577
Total assets	$94,004	$30,245	$35,644	$66,577

Mortgage notes payable, net	$62,447	$18,182	$21,892	$-
Other liabilities	471	282	235	-
Equity	31,086	11,781	13,517	66,577
Total liabilities and equity	$94,004	$30,245	$35,644	$66,577
Company’s equity investment, net	$3,976	$10,918	$12,167	$17,475

	FR- McDowell Quail JV, LLC	FR-MP Chase JV, LLC	Alon JV, LP
Condensed balance sheet information (continued):	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022
Real estate assets, net	$38,994	$58,270	$35,057
Other assets	1,897	4,435	1,519
Total assets	$40,891	$62,705	$36,576

Mortgage notes payable, net	$28,352	$45,171	$22,702
Other liabilities	363	637	1,321
Equity	12,176	16,897	12,553
Total liabilities and equity	$40,891	$62,705	$36,576
Company’s equity investment, net	$13,997	$22,626	$6,416

	Fundrise Peak I, LLC		EMIF-Fundrise JV LP		The Aspect
Condensed income statement information:	For the Six Months Ended June 30, 2022		For the Period January 1, 2022 to June 21, 2022(2)		AL LP For the Six Months Ended June 30, 2022	Amira JV LP For the Six Months Ended June 30, 2022
Total revenue	$2,697		$375		$11,814	$4,192
Total expenses	2,360		2,474		9,694	3,954
Net income (loss)	$337		$(2,099)		$2,120	$238
Company’s equity in net income (loss) of investee	$379	(1)	$19,552	(3)	$935	$143

(1)	The Company’s equity in net income of investee is comprised of a $379,000 gain that is the result of distributions in excess of equity investment in the Fundrise Peak I, LLC entity.

(2)	Condensed results of operations are up to the period of disposal. Net income (loss) excludes the gain on sale of investment.

(3)	The Company’s equity in net income (loss) of investee related to EMIF-Fundrise JV LP is comprised of the approximately $19.6 million gain on sale of the investment.

Condensed income statement information (continued):	FR-ICG EVO Parent LLC For the Six Months Ended June 30, 2022	FR-PC Lexington JV, LLC For the Six Months Ended June 30, 2022	FR-MP Trellis JV LLC For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022
Total revenue	$4,150	$1,625	$1,576	$741
Total expenses	5,453	1,659	1,822	39
Net income (loss)	$(1,303)	$(34)	$(246)	$702
Company’s equity in net income (loss) of investee	$(170)	$(32)	$(221)	$141

4.	Real Estate Debt Investments

The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$23,929	$8,054
Interest revenue received in kind(1)	1,030	2,718
Investments(1)	-	13,157
Principal repayments, including payments of interest in kind(1)	(16,230)	-
Ending balance	$8,729	$23,929

(1)	During the six months ended June 30, 2023, one debt investment was repaid in full, including the payment of interest received in kind. During the year ended December 31, 2022, one new debt investment, including accrued interest revenue received in kind, was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

As of June 30, 2023 and December 31, 2022, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the period. Interest revenue received in kind is presented within “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of June 30, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$8,729	$-	$8,729
Balance as of June 30, 2023	1	$8,729	$-	$8,729

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2022 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Mezzanine debt	1	$15,436	$-	$15,436
Preferred equity	1	$8,493	$-	$8,493
Balance as of December 31, 2022	2	$23,929	$-	$23,929

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$-	$-	$8,729	$-
Balance as of June 30, 2023	1	$-	$-	$8,729	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2022, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Mezzanine debt	1	$15,436	$-	$-	$-
Preferred equity	1	$-	$-	$8,493	$-
Balance as of December 31, 2022	2	$15,436	$-	$8,493	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.”

As of June 30, 2023 and December 31, 2022, all investments were considered to be performing.

5.	Investments in Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$18,008	$18,008
Building and building improvements	82,577	82,577
Site improvements	5,016	5,004
Furniture, fixtures and equipment	2,807	2,839
Work in progress	10	-
Total gross investment in rental real estate properties	$108,418	$108,428
Less: Accumulated depreciation	(5,079)	(3,913)
Total investment in rental real estate properties, net	$103,339	$104,515

As of June 30, 2023 and December 31, 2022, we had invested in three rental real estate properties which consist of the following:

(1)	In December 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a residential subdivision consisting of 124 single-family rental homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX, for a purchase price of approximately $32.3 million.

(2)	In April 2021, the Company directly acquired ownership of a majority-owned subsidiary, the West Kernan Investment, which purchased the West Kernan Property, for a purchase price of approximately $66.3 million. This acquisition completed the Canterbury Square and Sacramento Square 1031 Exchange discussed further in Note 3, Investments in Equity Method Investees.

(3)	In September, 2022, the Company acquired ownership of a wholly-owned subsidiary (the “A93 Investment”) located in Capitol Heights, MD in connection with the Merger, was a relative fair value of $9.6 million. Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

As of June 30, 2023 and December 31, 2022, the carrying amount of our investment in rental real estate properties included capitalized transaction costs of approximately $2.3 million, which includes acquisition fees paid to the Sponsor of approximately $1.3 million.

For the six months ended June 30, 2023 and 2022, the Company recognized approximately $1.2 million and $1.0 million of depreciation expense, respectively, on our investments in rental real estate properties.

6.	Intangible Lease Assets

The Company’s intangible lease assets consist of in-place leases and deferred leasing costs primarily related to acquisition of the A93 Property resulting from the Merger. In-place leases and deferred leasing costs are classified as Intangible lease assets, net on our consolidated balance sheets.

As of June 30, 2023 and December 31, 2022, in-place leases, net, were approximately $379,000 and $396,000, respectively. In-place lease assets are amortized over the life of the lease. For the six months ended June 30, 2023 and 2022, amortization of in-place lease assets was approximately $16,000 and $0, respectively, and is included in depreciation and amortization in the consolidated statements of operations.

As of June 30, 2023 and December 31, 2022, deferred leasing costs, net were approximately $142,000 and $148,000, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the six months ended June 30, 2023 and 2022, amortization of deferred leasing costs was approximately $6,000 and $0, respectively, and is included in depreciation and amortization in the consolidated statements of operations.

7.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to members, the Sponsor and its affiliates for the periods ended June 30, 2023 and December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2023	Payment Date
February 1, 2023 through February 28, 2023	$0.0012328767	508		01/30/2023	$508	04/11/2023
March 1, 2023 through March 31, 2023	$0.0010958904	499		02/27/2023	$499	04/11/2023
April 1, 2023 through April 30, 2023	$0.0009589041	438		03/29/2023	$-	07/12/2023
May 1, 2023 through May 31, 2023	$0.0008219178	387		04/27/2023	$-	07/12/2023
June 1, 2023 through June 30, 2023	$0.0008219178	375		05/26/2023	$-	07/12/2023
July 1, 2023 through July 31, 2023	$0.0008219178	393	(2)	06/28/2023	$-	10/21/2023
Total		$2,600	(1)		$1,007

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	$0.0013698630	$518		01/28/2022	$518	04/12/2022
March 1, 2022 through March 31, 2022	$0.0016438356	692		02/25/2022	692	04/12/2022
April 1, 2022 through April 30, 2022	$0.0015068493	606		03/30/2022	606	07/12/2022
May 1, 2022 through May 31, 2022	$0.0013698630	574		04/27/2022	574	07/12/2022
June 1, 2022 through June 30, 2022	$0.0013698630	560		05/27/2022	560	07/12/2022
July 1, 2022 through July 31, 2022	$0.0013698630	571		06/28/2022	571	10/12/2022
August 1, 2022 through August 30, 2022	$0.0012328767	513		07/27/2022	513	10/12/2022
September 1, 2022 through October 1, 2022	$0.0012328767	584		08/29/2022	584	10/12/2022
October 2, 2022 through October 31, 2022	$0.0012328767	599		10/01/2022	-	01/11/2023
November 1, 2022 through November 30, 2022	$0.0012328767	579		10/28/2022	-	01/11/2023
December 1, 2022 through December 31, 2022	$0.0012328767	599		11/29/2022	-	01/11/2023
December 31, 2022(4)	$3.1881465200	49,999		12/29/2022		01/11/2023
January 1, 2023 through January 31, 2023	$0.0012328767	599	(3)	12/29/2022	-	04/11/2023
Total		$56,993	(1)		$4,618

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2023, and the year ended December 31, 2022 and total distributions declared to related parties were approximately $4,000 and $78,000, respectively.

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2023 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2023.

(3)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $584,000.

(4)	On December 29, 2022, in order to comply with real estate investment trust distribution requirements as a result of gains recognized from dispositions of equity method investments, the Manager of the Company declared a distribution of $3.1881465200 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The distribution was payable to shareholders of record as of the close of business on December 31, 2022 and the distribution was paid on January 11, 2023. This amount was subsequently determined to be approximately $50.0 million. For more information on gains recognized from equity method investees, see Note 3, Investments in Equity Method Investees.

8.	Mortgages Payable

The following is a summary of the mortgage notes secured by the Company’s investments in rental real estate properties as of June 30, 2023 and December 31, 2022 (dollar amounts in thousands):

Borrower	Interest Rate	Maturity Date	Principal Balance at June 30, 2023	Principal Balance at December 31, 2022
West Kernan Investment (1)	SOFR* + 2.31%	06/01/2032	$40,550	$40,550
AP98 Investment (2)	SOFR* + 2.46%	07/01/2032	$15,069	$15,069
A93 Investment(3)	SOFR* + 2.46%	12/10/2025	$4,560	$4,560

*	SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(1)	On May 25, 2022, the West Kernan Investment refinanced its $36.1 million mortgage loan via a $40.6 million Freddie Mac senior loan from KeyBank. The $40.6 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(2)	On June 2, 2022, the AP98 Investment refinanced its $17.5 million bridge loan via a $15.1 million Freddie Mac senior loan with Key Bank. The $15.1 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(3)	In connection with the Merger, the Company assumed a mortgage note in the principal amount of $4.6 million secured by the A93 Investment. The mortgage loan requires monthly, interest-only payments until for the first 36 months, with subsequent interest and principal payments through the maturity date. The loan contains various financial and non-financial covenants, such as general liquidity and net worth requirements. The Company is named as a guarantor in this loan agreement.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of both June 30, 2023 and December 31, 2022, total debt issuance costs incurred were approximately $690,000. Amortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. The carrying value of the unamortized debt issuance costs as of June 30, 2023 and December 31, 2022 were approximately $615,000 and $650,000, respectively. For the six months ended June 30, 2023 and 2022, amortization of debt issuance costs was approximately $35,000 and $109,000, respectively, and is included within interest expense in the consolidated statements of operations.

During the six months ended June 30, 2023 and 2022, we incurred interest expense related to mortgage notes payable of approximately $2.0 million and $607,000, respectively.

The following table presents the future principal payments due under the Company’s mortgage notes as of June 30, 2023 (amounts in thousands):

Year	Amount
2023	$5
2024	65
2025	4,490
2026	-
Thereafter	55,619
Total	$60,179

9.	Derivative Financial Instruments

During the year ended December 31, 2022, we entered into two interest rate cap agreements to manage our exposure to interest rate risk on our variable rate debt (see Note 8, Mortgages Payable). We paid a premium of approximately $288,000 for the interest rate cap related to the West Kernan Investment, which has a notional amount of approximately $40.6 million and a strike rate of 4.19%. Similarly, we paid a premium of approximately $159,000 for the interest rate cap related to the AP98 Investment, which has a notional amount of approximately $15.1 million and a strike rate of 3.79%. The interest rate caps are not for trading or other speculative purposes.

We also assumed one interest rate cap agreement in connection with the Merger related to the A93 Investment. The interest rate cap had a fair value at the time of the merger of $415,000 and has a notional amount of $4.6 million and a strike rate of 0.25%. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

During the six months ended June 30, 2023, we did not enter into any new derivative financial instruments.

All interest rate cap agreements mature in 2025. We have not designated the interest rate caps as cash flow hedges; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate caps are recognized immediately through earnings. For the six months ended June 30, 2023, we recognized an unrealized gain on the interest rate cap instruments of approximately $210,000, which is recorded as “Increase in fair value of derivative financial instruments” in our consolidated statements of operations. For the six months ended June 30, 2022, we recognized an unrealized gain on the interest rate cap instruments of approximately $37,000.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivatives as of June 30, 2023 and December 31, 2022 are shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2023	Fair Value as of December 31, 2022
Interest Rate Cap – West Kernan Investment	$40,550	05/24/2022	06/01/2025	$775	$602
Interest Rate Cap – AP98 Investment	$15,069	06/01/2022	06/03/2025	$378	$314
Interest Rate Cap – A93 Investment	$4,560	09/01/2022	12/10/2025	$461	$488

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023 and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, derivative financial instruments, real estate debt investments (inclusive of interest revenue received in kind), and mortgage notes payable. The Company’s cash and cash equivalents and restricted cash approximate their fair values due to their short-term nature.

As of both June 30, 2023 and December 31, 2022, the aggregate principal balance of our mortgage payables was approximately $60.2 million, and management estimated the fair value of our mortgage payable to be approximately $59.6 million and $60.2 million. The aggregate fair value of our mortgage payable is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. The discount rates utilized ranged from 4.75% to 4.95%.

As of June 30, 2023 and December 31, 2022, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $8.7 million and $24.0 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rate utilized for our remaining debt investment is 9.5%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $1,000 and $58,000 of costs on our behalf, respectively. Approximately $1,000 and $3,000 were due and payable as of June 30, 2023 and December 31, 2022, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2023 and 2022, we have incurred investment management fees of approximately $1.1 million and $1.1 million, respectively. As of June 30, 2023 and December 31, 2022, approximately $572,000 and $712,000, respectively, of investment management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31, 2022, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2023 and 2022, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2023 and December 31, 2022, no disposition expenses are payable to the Manager. For the six months ended June 30, 2023 and 2022, no disposition expenses have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $6,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included within general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 20,505 shares as of June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 653 as of June 30, 2023 and December 31, 2022.

During the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $51,000 and $44,000 of operating costs on our behalf, respectively. Approximately $1,000 and $14,000 were due and payable as of June 30, 2023 and December 31, 2022, respectively.

For the six months ended June 30, 2023 and 2022, the Company paid no acquisition fees to the Sponsor related to investments in real estate properties.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3.00% to approximately 5.00% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023 and December 31, 2022, we have contributed approximately $16.8 million and $16.8 million for a 25.6% and 26.2% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

In connection with the Merger on September 1, 2022, the Company assumed the following promissory notes that were previously issued to the Target eREIT from National Lending (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Issuance Date	Maturity Date
2021 - A	$3,000	3.50%	09/24/2021	09/24/2022
2021 - B	$2,000	3.50%	11/24/2021	11/24/2022
2021 - C	$4,500	3.50%	12/28/2021	12/28/2022
2022 - A	$1,500	3.50%	01/27/2022	01/27/2023
2022 - B	$1,000	3.75%	05/31/2022	05/31/2023
2022 - C	$1,000	3.75%	06/29/2022	06/29/2023
2022 - D	$2,000	4.50%	08/23/2021	08/23/2023

On September 2, 2022, the Company repaid each of these promissory notes, which included approximately $15.0 million of outstanding principal, and approximately $309,000 of accrued interest. As of December 31, 2022, no principal or interest was payable to National Lending.

During the six months ended June 30, 2023, the Company did not enter into any additional promissory notes with National Lending. Therefore, there was no interest expense incurred for the six months June 30, 2023.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any material litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through Septemebr 21, 2023 for potential recognition or disclosure.

Offering

As of September 21, 2023, we had raised total gross offering proceeds of approximately $255.3 million from settled subscriptions (including the $200,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and the approximately 9.6 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 19,783,000 of our common shares.